SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 12)*

InterMune, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45884X103

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

January 19, 2010

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D/A

CUSIP No. 45884X103		Page 2 of 11 pages

1		NAMES OF REPORTING PERSONS Warburg, Pincus Equity Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,357,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,357,549
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,357,549
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14		TYPE OF REPORTING PERSON (See Instructions) PN

                                     SCHEDULE 13D/A

CUSIP No. 45884X103		Page 3 of 11 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,357,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,357,549
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,357,549
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14		TYPE OF REPORTING PERSON (See Instructions) PN

                                   SCHEDULE 13D/A

CUSIP No. 45884X103		Page 4 of 11 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,357,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,357,549
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,357,549
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14		TYPE OF REPORTING PERSON (See Instructions) OO

                             SCHEDULE 13D/A

CUSIP No. 45884X103		Page 5 of 11 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,357,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,357,549
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,357,549
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14		TYPE OF REPORTING PERSON (See Instructions) OO

                                 SCHEDULE 13D/A

CUSIP No. 45884X103		Page 6 of 11pages

1		NAMES OF REPORTING PERSONS Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,357,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,357,549
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,357,549
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

                              SCHEDULE 13D/A

CUSIP No. 45884X103		Page 7 of 11 pages

1		NAMES OF REPORTING PERSONS Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,357,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,357,549
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,357,549
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) is being filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of InterMune, Inc., a Delaware corporation (the “Company”), to amend the Schedule 13D filed on December 4, 2003 (the “Original Schedule 13D” and, as amended on February 18, 2004, April 29, 2004, May 5, 2004, May 10, 2004, May 12, 2004, May 14, 2004, May 18, 2004, November 1, 2004, February 16, 2005, March 7, 2005, December 1, 2009 and by this Amendment No. 12, the “Schedule 13D”). This Amendment No. 12 is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a limited partnership organized under the laws of Delaware (“WPEP”), Warburg Pincus & Co., a general partnership organized under the laws of New York (“WP”), Warburg Pincus LLC, a limited liability company organized under the laws of New York (“WP LLC”), Warburg Pincus Partners, LLC, a limited liability company organized under the laws of New York (“WPP LLC”), Charles R. Kaye, a United States citizen (“Mr. Kaye”), and Joseph P. Landy, a United States citizen (“Mr. Landy” and together with WP, WP LLC, WPP LLC, WPEP and Mr. Kaye, the “Warburg Pincus Reporting Persons”). Each of Messrs. Kaye and Landy is a Managing General Partner of WP and a Co-President and Managing Member of WP LLC. WPEP has two affiliated partnerships: Warburg, Pincus Netherlands Equity Partners I, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP I”), and Warburg, Pincus Netherlands Equity Partners III, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP III”, and together with WPNEP I and WPEP, the “Investors”). WP, WP LLC and WPEP previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On January 19, 2010, the Company filed a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission in connection with a potential underwritten registered offering of its Common Stock (the “Public Offering”). As disclosed in the Preliminary Prospectus Supplement, the Investors have indicated an interest in purchasing up to $30 million in the aggregate of Common Stock at the public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, the Investors may elect not to purchase any shares in the Public Offering, or the underwriters may elect not to sell any shares in the Public Offering to the Investors. It is also possible that the Public Offering is not consummated by the Company. In addition, the Investors agreed to waive their piggyback registration rights solely with respect to the Public Offering and the Company agreed to reimburse the Investors for certain of their expenses.

On January 19, 2010, the Investors, WP and WP LLC (collectively, the “Warburg Pincus Standstill Parties”) entered into an Amendment to the Amended and Restated Standstill Agreement with the Company (the “Amendment to the Standstill Agreement”). The Amendment to the Standstill Agreement amends and restates Section 6 of the Amended and Restated Standstill Agreement, dated as of October 29, 2004, by and among the Company and the Warburg Pincus Standstill Parties, to provide, among other things, that if the Warburg Pincus

Standstill Parties and their affiliates beneficially own greater than 10% of the Common Stock,  none of them shall (subject to certain exceptions and other rights set forth therein), without the prior written consent of the majority of the members of the Board of Directors of the Company who are not affiliated with the Warburg Pincus Standstill Parties (the “Independent Board Members”), sell the Common Stock beneficially owned by them pursuant to a private sale or other exemption from the registration requirements of the Securities Act of 1933, as amended, if any of them has knowledge that either:

(i) the purchaser of such shares is an entity whose primary business consists of developing, manufacturing, distributing and/or selling biotechnology or pharmaceutical products and such purchaser and its affiliates would, after giving effect to such sale, beneficially own more than 10% of the Common Stock then outstanding; or

(ii) the purchaser of such shares has announced an unsolicited tender offer for the Common Stock without the prior consent of a majority of the Independent Board Members and at the time of such sale, such tender offer has not either been withdrawn or approved by the majority of the Independent Board Members.

The Amendment to the Standstill Agreement also provides that the restrictions set forth above do not apply to distributions of shares of Common Stock beneficially owned by the Warburg Pincus Standstill Parties to their respective general and limited partners.

Additionally, WPEP, WPNEP I,WPNEP III and Jonathan S. Leff, a director of the Company, each entered into a lock-up agreement with Goldman, Sachs & Co. on January 19, 2010. Pursuant to these lock-up agreements, WPEP, WPNEP I, WPNEP III and Mr. Leff each agreed to certain limitations on their ability to sell Common Stock they own directly, or with respect to which they have beneficial ownership of, for a period of 60 days after the date of the final prospectus relating to the Public Offering. WPEP, WPNEP I, WPNEP III and Mr. Leff will each be released from all obligations under these agreements if the Public Offering does not occur by January 31, 2010.

The foregoing summaries of the Amendment to the Standstill Agreement and lock-up agreements are qualified in their entirety by reference to the full text of the Amendment to the Standstill Agreement and the lock-up agreements. The Amendment to the Standstill Agreement and form of lock-up agreement are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 12 and are incorporated herein by reference.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The summaries in Item 4 of the terms of the Amendment to the Standstill Agreement and lock-up agreements are incorporated herein by reference. The foregoing summaries do not purport to be a complete discussion of the Amendment to the Standstill Agreement and lock-up agreements and are qualified in their entirety by reference to the full text of the Amendment to the Standstill Agreement and the form of lock-up agreement which are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 12.

Item 7.	Materials to Be Filed as Exhibits.
Exhibit 1	Amendment to Amended and Restated Standstill Agreement, dated as of January 19, 2010, by and among the Company, the Investors, WP and WP LLC.

Exhibit 2	Form of Lock-Up Agreement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2010	WARBURG, PINCUS EQUITY PARTNERS, L.P. By: Warburg Pincus Partners, LLC, its General Partner By: Warburg Pincus & Co., its Managing Member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner
Dated: January 20, 2010	WARBURG PINCUS & CO. By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner
Dated: January 20, 2010	WARBURG PINCUS LLC By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director
Dated: January 20, 2010	WARBURG PINCUS PARTNERS, LLC By: Warburg Pincus & Co., its Managing Member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner
Dated: January 20, 2010	By: /s/ Scott A. Arenare Name: Charles R. Kaye By: Scott A. Arenare, Attorney-in-Fact*
Dated: January 20, 2010	By: /s/ Scott A. Arenare Name: Joseph P. Landy By: Scott A. Arenare, Attorney-in-Fact**

* The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference